

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 23, 2009

<u>Via U.S. Mail and Facsimile</u>

Kene Ufondu
Chief Executive Officer
Dove Energy Inc.
800-6th Avenue SW, Suite 410
Calgary, Alberta
Canada T2P 3G3

      Re: Dove Energy Inc.
              Registration Statement on Form 20-F
              October 29, 2008
              File No. 0-53479

Dear Mr. Ufondu:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director

cc: Elton F. Norman (301) 588-4887